
SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.
213
SECTION

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


06013933

Date	May 22, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated :

May 21, 2006 **Valcon Acquisition B.V. Declares Public Offer for VNU N.V. Unconditional**

With kind regards,
VNU bv



Marianne Damad

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99


vnu


ALP
INVEST

The Blackstone Group

THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC


KKR


THL
PARTNERS

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

Valcon Acquisition B.V. Declares Public Offer for VNU N.V. Unconditional

78.70% of share capital tendered or committed

Remaining shares can be tendered in a post-acceptance period ending 9 June 2006

Haarlem, the Netherlands, 21 May 2006 – VNU N.V. (ASE: VNU, "VNU"), a leading global information and media company, and Valcon Acquisition B.V. ("Valcon") today jointly announce that Valcon declares its public offer for VNU unconditional after 78.70% of VNU's share capital was tendered or committed during the acceptance period that ended Friday, 19 May 2006.

Valcon is a company controlled by a private equity group consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P.

With this announcement, and with reference to the press releases of 16 January 2006, 7 February 2006, 8 March 2006, 3 April 2006, 7 April 2006 and 4 May 2006 and the offer memorandum dated 31 March 2006 (the "Offer Memorandum"), VNU and Valcon jointly announce that Valcon (i) waives the Offer Condition set out in paragraph 5.2.1 of the Offer Memorandum, as amended by the press release and advertisement of 4 May 2006, that at least 80% of the issued and outstanding ordinary shares in the share capital of VNU with a nominal value of EUR 0.20 each (the "Ordinary Shares") are tendered and (ii) declares unconditional (*doet gestand*) its recommended public offer (the "Offer") for all of the issued and outstanding Ordinary Shares and all of the issued and outstanding 7% preferred shares with a nominal value of EUR 8.00 each in the share capital of VNU (the "Preferred Shares" and together with the Ordinary Shares, the "Shares" and the holders of such Shares, the "Shareholders").

Per the expiration of the offer acceptance period on 19 May 2006 at 15:00 hours, Amsterdam time (09:00 hours, New York time), 78.70% of the share capital of VNU has been tendered for acceptance or otherwise committed in connection with the Offer. This includes the following:

- 199,039,910 Ordinary Shares have been tendered for acceptance under the Offer and 1,618,588 American depositary shares ("ADS"), each representing one Ordinary Share, have been delivered to the US Tender Agent, collectively representing 77.64 % of the outstanding and issued ordinary share capital of VNU;

- 148,083 Preferred Shares have been tendered under the Offer, representing 98.72% of the outstanding and issued 7% preferred share capital of VNU; and

- 100% of the preference B shares with a nominal value of EUR 0.20 each in the share capital of VNU have been sold to Valcon pursuant to share transfer agreements for payment and delivery on the Settlement Date (as defined below).

These percentages do not take into account Shares held by VNU and its subsidiaries.

Settlement
With reference to the Offer Memorandum and the press release and advertisement of 4 May 2006, on 24 May 2006 (the "Settlement Date"), Valcon will pay an amount of EUR 29.50 in cash for each validly tendered (or defectively tendered provided that such defect has been waived by Valcon) and delivered Ordinary Share (the "Offer Price per Ordinary Share") and an amount of EUR 21.00 for each validly tendered (or defectively tendered provided that such defect has been waived by Valcon) and delivered Preferred Share. Admitted Institutions to Euronext Amsterdam are advised to deliver tendered Shares to ABN AMRO Bank N.V. as Settlement Agent as soon as possible. In order to receive payment for the tendered Shares on 24 May 2006, Admitted Institutions to Euronext Amsterdam must deliver the tendered Shares by 24 May 2006, 15:00 hours, Amsterdam time (09:00 hours, New York time) at the latest.

Post acceptance period
Valcon grants the Shareholders who have not yet tendered their Ordinary Shares and/or Preferred Shares under the Offer the opportunity to tender their Ordinary Shares and/or Preferred Shares in a post-acceptance period that shall commence on Monday 22 May 2006 and shall expire at 15:00 hours, Amsterdam time (09:00 hours, New York time) on 9 June 2006. Shareholders can tender their Ordinary Shares and/or Preferred Shares in the same manner and subject to the same conditions as described in the Offer Memorandum and the press release and advertisement of 4 May 2006.

ADS Holders must follow the procedure for acceptance and settlement contained in Schedule 1 "Procedures for Acceptance and Settlement for ADS holders" to the Offer Memorandum in order to accept the Offer.

Shares tendered in the post-acceptance period may not be withdrawn. Valcon expects to make an announcement regarding the number of Shares held by Valcon per the last day of the post-acceptance period no later than 12 June 2006.

Valcon shall arrange for a prompt payment for the Shares that are validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered for acceptance in the post-acceptance period and will use reasonable endeavors to arrange that, in respect of each Share that is so tendered and delivered to the Settlement Agent before 15:00 hours, Amsterdam time (09:00 hours, New York time) on a particular Business Day during the post-acceptance period, the payment of the Offer Price per Ordinary Share or Offer Price per Preferred Share, as the case may be, shall be made to the relevant Shareholder within 3 business days after the date on which the relevant tender and delivery was made, subject to banking holidays in The Netherlands during the relevant period.

Delisting of Shares and legal structure of VNU following the Offer
Shareholders are reminded that, as described in the Offer Memorandum and the press release of 3 April 2006, it is intended that VNU's listing on the Official Market of Euronext Amsterdam will be terminated as soon as practically possible.

Valcon expects (i) to initiate, subject to the necessary threshold being reached, a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares held by minority shareholders or (ii) to take other steps to terminate the listing and/or acquire Shares that were not tendered under the Offer, including, among others, measures effecting a legal merger.

Shareholders who do not wish to tender their Shares in the post-acceptance period should carefully review section 5.7.3 of the Offer Memorandum, which describes certain risks that will exist in connection with their continued shareholding in VNU, including among others the loss of liquidity, the increased leverage, the reduced governance rights, changes to VNU's dividend policies and related tax issues. These risks are in addition to the exposure to the business of VNU and its subsidiaries, as such business and the structure of the VNU group may change from time to time.

Offer Memorandum including Dutch Summary and further information
Shareholders should refer to the Offer Memorandum for the full terms, conditions and restrictions of the Offer and are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the content of the Offer Memorandum and the Offer itself. The information in this announcement is not complete and additional information is contained in the Offer Memorandum. Any capitalized terms used but not defined in this announcement shall have the same meaning as ascribed to them in the Offer Memorandum.

Copies of the Offer Memorandum, copies of this announcement and the announcement of 4 May 2006, copies of the articles of association of VNU and the financial statements of VNU for the financial year 2005 ended 31 December 2005, the financial year 2004 ended 31 December 2004 and the financial year 2003 ended 31 December 2003, as well as the proposed articles of association of VNU, which documents are incorporated by reference in, and form an integral part of, the Offer Memorandum, are available free of charge at the offices of VNU and ABN AMRO and can be obtained by contacting VNU or ABN AMRO, at the addresses below.

VNU N.V.
Investor Relations
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands
Tel.: + 31 (0)23 546 3600
Fax: + 31 (0)23 546 3938
Email: ir.info@hq.vnu.com

ABN AMRO Bank N.V.
Servicedesk MF7020
Kemelstede 2
4817 ST Breda
The Netherlands
P.O. Box 3200
4800 DE Breda
The Netherlands
Tel: + 31(0)76 579 9455
Fax: + 31 (0)76 579 9643
Email: So.Servicedesk.WCS@nl.abnamro.com

The Information Agent outside of The Netherlands for the Offer is:

Georgeson
17 State Street,
10th Floor
New York,
New York 10004
Banks and Brokers Call:
(212) 440-9800
All Others Call Toll Free:
(800) 509-0983

Georgeson
68 Upper Thames Street
London, EC4V 3BJ
Banks and Brokers Call:
+44 (0)20 7019 7137

This announcement is a public announcement as meant within section 9b paragraph 1 of the Bte 1995.

Restrictions
The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take

due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Valcon, nor VNU, nor any of their advisers, nor ABN AMRO accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Section 1 of the Offer Memorandum (Restrictions and Important Information) before taking any action.

###

VNU contacts

Press	Will Thoretz	+ 1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+1 646 654 5031 (New York)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)

Investor Voice
Anne Louise van Lynden van Sandenburg +31 (0) 6 543 155 49 (NL)